Exhibit 99.1

ReTo Eco-Solutions, Inc. Announces Receipt of Nasdaq Continued Listing Deficiency Notice

BEIJING, CHINA - March 20, 2020 - ReTo Eco-Solutions, Inc. (the “Company,” “we” or “ReTo”) (NASDAQ: RETO), a full spectrum provider of products and services, ranging from the production of environmentally-friendly construction materials and manufacturing equipment used to produce construction materials, to project consulting, design and installation, today announced on March 20, 2020, the Company received a notification letter from Nasdaq Listing Qualifications advising the Company that based upon the closing bid price for the Company's common shares for the past 30 consecutive business days, the Company no longer met the minimum $1.00 per share Nasdaq continued listing requirement set forth in Nasdaq Listing Rule 5550(a)(2). The notification also stated that the Company would be provided 180 calendar days, or until September 15, 2020, to regain compliance with the foregoing listing requirement. To do so, the bid price of the Company's common stock must close at or above $1.00 per share for a minimum of 10 consecutive business days prior to that date.

If the Company does not regain compliance by the compliance deadline, the Company may be eligible for additional time to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, the Nasdaq staff will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to the Nasdaq staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, the staff will provide notice that its securities will be subject to delisting.

The Company provides no assurance that its common shares will trade at levels necessary to regain and maintain compliance with the above-referenced bid price rule before the compliance deadline. The Company intends to continue to monitor the bid price for its common shares. If the Company's common shares do not trade at a level that is likely to regain compliance with the Nasdaq requirements, the Company's Board of Directors will consider other options that may be available to achieve compliance.

About ReTo Eco-Solutions, Inc. (NASDAQ: RETO)

Founded in 1999 and headquartered in Beijing, ReTo provides a full spectrum of products and services, ranging from the production of environmentally-friendly construction materials and manufacturing equipment used to produce construction materials, to project consulting, design and installation. The Company's proprietary, eco-friendly process repurposes mining waste, including iron tailings, and fly-ash. ReTo’s business extends from China to Canada, the United States, Mongolia, the Middle East, India, South Asia, North Africa and Brazil. For more information, please visit: http://en.retoeco.com

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding: its ability to regain compliance with the Nasdaq listing requirements are forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of construction in China and internationally; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and internationally and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Giorgio Zhao

TEL: +86-010-64827328

Email: ir@retoeco.com or 310@reit.cc